UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

REPROS THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

76028 H-10-0

(CUSIP Number)

EFFICACY CAPITAL LTD.

with a copy to:
Mark Lappe, Managing Partner	Mintz Levin Cohn Ferris Glovsky and Popeo PC
Jon Faiz Kayyem, Managing Partner	Jeremy D. Glaser, Esq.
11622 El Camino Real, Suite 100	3580 Carmel Mountain Road, Suite 300
San Diego, CA 92130	San Diego, CA 92130
Phone: (858) 759-1499	Phone: (858) 314-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 76028 H-10-0

1.	Names of Reporting Persons EFFICACY BIOTECH FUND L.P. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization DELAWARE, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,124,110 shares*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,124,110 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,124,110 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 27.18%

14.	Type of Reporting Person (See Instructions) PN

* See Item 5.

CUSIP No. 76028 H-10-0

1.	Names of Reporting Persons EFFICACY BIOTECH FUND LIMITED I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,124,110 shares*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,124,110 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,124,110 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 27.18%

14.	Type of Reporting Person (See Instructions) OO

* See Item 5.

CUSIP No. 76028 H-10-0

1.	Names of Reporting Persons EFFICACY BIOTECH MASTER FUND LTD. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,124,110 shares*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,124,110 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,124,110 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 27.18%

14.	Type of Reporting Person (See Instructions) OO

* See Item 5.

CUSIP No. 76028 H-10-0

1.	Names of Reporting Persons EFFICACY CAPITAL LTD. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,124,110 shares*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,124,110 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,124,110 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 27.18%

14.	Type of Reporting Person (See Instructions) OO

* See Item 5.

CUSIP No. 76028 H-10-0

1.	Names of Reporting Persons MARK LAPPE I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,124,110 shares*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,124,110 shares*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,124,110 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 27.18%

14.	Type of Reporting Person (See Instructions) IN

* See Item 5.

CUSIP No. 76028 H-10-0

1.	Names of Reporting Persons JON FAIZ KAYYEM I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,124,110 shares*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,124,110 shares*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,124,110 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 27.18%

14.	Type of Reporting Person (See Instructions) IN

* See Item 5.

Item 1.	Security and Issuer

	(a)	Name of Issuer: REPROS THERAPEUTICS, INC.

	(b)	Address of Issuer’s Principal Executive Offices: 2408 Timberloch Place Suite B-7 The Woodlands, TX 77380

	(c)	Title of Class of Securities: Common Stock

Item 2.	Identity and Background

	(a)	Name of Person Filing:

See Item 1 of each cover page.

Pursuant to Rule 13d-1(a) of General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13D Statement (this “Schedule 13D”) on behalf of (i) Mark Lappe, (ii) Jon Faiz Kayyem, (iii) Efficacy Capital Ltd., a Bermuda limited liability company (“Efficacy Capital”), (iv) Efficacy Biotech Fund, L.P., a Delaware limited partnership (“EBF”), (v) Efficacy Biotech Fund Limited, a Bermuda Exempted Mutual Fund Company (“EBFL”), and (vi) Efficacy Biotech Master Fund Ltd., a Bermuda Exempted Mutual Fund Company (“EBMFL”) (collectively, the “Reporting Persons”).

	(b)	Address of Principal Business Office or, if none, Residence:

11622 El Camino Real, Suite 100 San Diego, CA 92130

(c)

Mark Lappe is the Managing Partner of Efficacy Capital Ltd., the Investment Manager for the Reporting Persons and a member of the Board of Directors of the Issuer.  Jon Faiz Kayyem is a Managing Partner of Efficacy Capital Ltd., the Investment Manager for the Reporting Persons.

	(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and have not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

	(f)	Citizenship:

See Item 6 of each cover page.

Item 3.	Source and Amount of Funds or Other Consideration

All of the funds used to purchase the Common Stock were from the working capital of one or more of the Reporting Persons.

Item 4.	Purpose of Transaction

The acquisitions described in Item 5 were made for investment purposes. The Reporting Persons do not presently have any plans or proposals which relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

	(a)	The Reporting Persons collectively own 4,124,110 shares of the Issuer’s Common Stock comprising 32.22% of the Issuer’s outstanding Common Stock.

(b)

Except for the option to purchase Common Stock held by Mark Lappe, described below, each of the Reporting Persons has sole voting power and sole dispositive power of zero shares of the Issuer’s Common Stock.  The Reporting Persons collectively have shared voting power of 4,124,110 shares of the Issuer’s Common Stock and shared dispositive power of 4,124,110 shares of the Issuer’s Common Stock, provided, however, that EBMFL does not have voting power or dispositive power of 321,900 shares held by FMG Special Opportunity Fund Ltd. and FMG Special Opportunity Fund Ltd. does not have voting power or dispositive power of 3,802,210 shares held by EBMFL. Mark Lappe holds an option to purchase 40,000 shares of the Issuer’s Common Stock, none of which have vested and will not vest within the next 60 days. Of the options to purchase Common Stock not yet vested and not vesting within the next 60 days, 25,582 are subject to the approval of the increase in the number of shares reserved for issuance under the Company’s 2000 Non-Employee Director Stock Option Plan at the next annual meeting of stockholders. Upon the vesting and exercise of the option, Mark Lappe would hold sole voting and dispositive power over the shares of Common Stock subject to the option.

	(c)	The following transactions were effected during the past sixty days.

Reporting Person	Date of Transaction	Amount of Securities Involved	Price per Share	Where and How Effected
Efficacy Capital, Ltd.	October 2, 2008	1,846,154	$6.50	Registered Direct Offer
Mark Lappe	September 29, 2008	40,000	$6.08	Stock Option Grant
			(exercise price)

	(d)	No person other than the Reporting Persons has rights with respect to the economic or voting interests associated with the Shares.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the purchase of 1,846,154 shares of the Issuer’s Common Stock, Efficacy Capital entered into a Common Stock Purchase Agreement, dated as of September 29, 2008, by and between Efficacy Capital and the Issuer (the “Purchase Agreement”).  The Purchase Agreement provides that the Reporting Persons shall have a right of first refusal with respect to any equity securities sold by Issuer from September 29, 2008 through September 29, 2010, up to the Reporting Persons’ pro rata share.

In addition, pursuant to the Purchase Agreement, the Reporting Persons have the option to acquire a number of shares of Issuer’s Common Stock with an aggregate value of up to $7,500,000 at the greater of (a) the Fair Market Value (as defined in the Purchase Agreement) at the time of exercise or (b) $7.80 per share (the “Purchase Option”).  The Purchase Option becomes exercisable at such time as the Issuer has less than $10 million in cash and cash equivalents and expires on September 29, 2009.

In connection with certain of the transactions described herein, Efficacy Capital entered into an Investment Advisory Agreement, dated as of May 7, 2006, by and between Efficacy Capital and FMG Special Opportunity Fund Ltd. (“the FMG Agreement”).  The FMG Agreement permits Efficacy Capital to purchase, sell, and vote Shares, and to give proxies for Shares, on behalf of FMG Special Opportunity Fund Ltd.

The Reporting Person and the Issuer are parties to a Standstill Agreement dated January 9, 2008, as amended by the First Amendment to Standstill Agreement, dated as of July 28, 2008 (the “First Amendment”) and the Second Amendment to Standstill Agreement, dated as of October 2, 2008 (the “Second Amendment”), pursuant to which the Reporting Person agreed, among other things, that it would not (i) acquire shares of the Issuer’s common stock that would result in its aggregate beneficial ownership exceeding 40% of the outstanding shares of the Issuer’s common stock, (ii) participate in a “solicitation” or request for “proxies” to vote any securities of the Issuer, (iii) demand a meeting of the shareholders of the Issuer or nominate any person for election to the Board of Directors of the Issuer, subject to certain limited exceptions described below, (iv) communicate with any person or entity with respect to the voting of any the Issuer’s common stock, other than in accordance with the recommendations of a majority of the Issuer’s Board of Directors, (v) vote shares of the Issuer’s common stock in any manner other than in accordance with the recommendations of a majority of the Issuer’s Board of Directors who are not also officers or employees of the Issuer and not the director designated by Efficacy, or, if no such recommendation is made, in the same proportion as the votes cast by other holders of the Issuer’s common stock, (vi) make an offer to acquire the Issuer or cause such an offer to be made, with certain limited exceptions, (vii) otherwise seek to control the management or policies of the Issuer, (viii) for, join or in any way participate in a “group” with respect to any securities of the Issuer in connection with any action or matter otherwise prohibited under the Standstill Agreement, and (ix) transfer beneficial ownership of any shares of the Issuer’s common stock directly, or, knowingly, indirectly, to any person or group of persons who would after such sale beneficially or of record own more than 5% of the total outstanding shares of the Issuer’s common stock, with certain limited qualifications and exceptions.

The Standstill Agreement is filed as an Exhibit to the original Schedule 13D filed by the Reporting Persons on March 12, 2008.

Item 7.	Material to be Filed as Exhibits

Attached hereto as Exhibit 3 is the Purchase Agreement.

Attached hereto as Exhibit 4 is the First Amendment.

Attached hereto as Exhibit 5 is the Second Amendment.

Attached hereto as Exhibit 6 is the 2000 Non-Employee Director’s Stock Option Agreement.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2008
Date

/s/ Mark Lappe
Mark Lappe

/s/ Jon Faiz Kayyem
Jon Faiz Kayyem

Efficacy Capital Ltd.,
a Bermuda limited liability company

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Fund, L.P.,
a Delaware limited partnership

By: Efficacy Capital Ltd.
Its: General Partner

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Fund Limited,
a Bermuda Exempted Mutual Fund Company

By: Efficacy Capital Ltd.
Its: Manager

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Master Fund Ltd.,
a Bermuda Exempted Mutual Fund Company

By: Efficacy Capital Ltd.
Its: Manager

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner